                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                INTER-DEALER QUOTATION SYSTEM FILED PURSUANT TO
               SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
                 OF 1934 AND RULES 13A-17 AND 15D-17 THEREUNDER

                           REPUBLIC INDUSTRIES, INC.
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                 (Exact Name of Issuer as Specified in Charter)

        200 East Las Olas Blvd., Ste. 1400, Ft. Lauderdale, FL  33301
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                    (Address of Principal Executive Offices)

                                 (305) 627-6000
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                (Issuer's Telephone Number, Including Area Code)

                   I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

         Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

         1.      Title of security   Common Stock, $0.01 par value
                                   ---------------------------------------------

         2.      Number of shares outstanding before the change   11,039,774
                                                                ----------------

         3.      Number of shares outstanding after the change   75,802,422
                                                                ----------------

         4.      Effective date of change   Through December 4, 1995
                                          --------------------------------------

         5.      Method of change:

         Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
See attached schedule.
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         Give brief description of transaction  See attached schedule.
                                               ---------------------------------

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                         II.  CHANGE IN NAME OF ISSUER

         1.      Name prior to change   REPUBLIC WASTE INDUSTRIES, INC.
                                      ------------------------------------------

         2.      Name after change   REPUBLIC INDUSTRIES, INC.
                                   ---------------------------------------------

         3.      Effective date of charter amendment changing name
                                      November 28, 1995
                                   ---------------------------------------------

         4.      Date of shareholder approval of change, if required
                                      November 28, 1995
                                   ---------------------------------------------

Date   December 7, 1995                 /s/ Courtland D. Peddy
     ----------------------            --------------------------------
                                        (Officer's Signature and Title)
                                       Courtland D. Peddy
                                       Treasurer and Secretary
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                            ATTACHMENT TO FORM 10-C

                           REPUBLIC INDUSTRIES, INC.
                   SCHEDULE OF CHANGES IN SHARES OUTSTANDING

         DATE           NUMBER OF SHARES    METHOD AND DESCRIPTION OF TRANSACTION
     ------------       ----------------    ------------------------------------------------------------------
 December 7, 1990              11,039,774   Shares outstanding

 December 8, 1990                 586,286   Acquisition of the outstanding stock of El Centro Sanitation
                                            Service Company, Inc.

 February 1991                     21,800   Payments for consulting services

 March 1991                   (1,700,000)   Cancellation of shares held in escrow for the acquisition of the outstanding stock of Alliance Holdings, Inc.

 March 18, 1991                 1,780,000   Acquisition of the outstanding stock of Anderson Solid Waste, Inc.

 April 1991                       258,742   Acquisition of the outstanding stock of Boyas Industrial Services,
                                            Inc.

 May 1991                          31,530   Employer contribution to 401(k)

 June 7, 1991                   2,250,000   Conversion of outstanding debt to Common Stock

 June 7, 1991                   4,000,000   Exercise of warrant to purchase Common Stock

 July 1, 1991                     650,000   Acquisition of the outstanding stock of Plain Song, Inc.

 September 1991                   212,000   Exercises of option/warrant to purchase Common Stock

 November 1991                     65,000   Exercises of option/warrant to purchase Common Stock

 November 11, 1991              2,000,000   Exercise of warrant to purchase Common Stock

 September 1991                   250,000   Acquisition of the outstanding stock of Evergreen Environmental
                                            Group, Inc.

 January 8, 1992                 (72,000)   Cancellation of shares held in escrow for the acquisition of the outstanding stock of Evergreen Environmental Group, Inc.

 February 1992                    162,000   Exercises of option/warrant to purchase Common Stock

 March 23, 1992                 3,000,001   Acquisition of the outstanding stock of Stout Environmental, Inc.

 April 9, 1992                    120,831   Acquisition of the outstanding stock of Living Earth Technology
                                            Company, Inc.

 May 1992                       2,000,000   Exercise of warrant to purchase Common Stock

 May 26, 1992                      81,996   Issuance of additional Common Stock in connection with the acquisition of the outstanding stock of El Centro Sanitation
                                            Service Company, Inc.

 November 8, 1992                 465,000   Acquisition of the outstanding stock of Cleveland Container
                                            Service, Inc.

 April 1, 1993                    120,833   Issuance of additional Common Stock in connection with the acquisition of the outstanding stock of Living Earth Technology
                                            Company, Inc.

 April 1, 1993                     24,595   Issuance of additional Common Stock in connection with the acquisition of the outstanding stock of El Centro Sanitation
                                            Service Company, Inc.

 March 31, 1994                  (50,000)   Acquisition of Common Stock for treasury

 April 9, 1994                    108,336   Issuance of additional Common Stock in connection with the
                                            Acquisition of the outstanding stock of Living Earth Technology
                                            Company, Inc.

 April 13, 1994                 (100,000)   Acquisition of Common Stock for treasury

 April 18, 1994                    39,000   Issuance of additional Common Stock in connection with the acquisition of the outstanding stock of Cleveland Container
                                            Service, Inc.

 July 26, 1994                   (25,000)   Acquisition of Common Stock for treasury

 August 29, 1994                (106,000)   Acquisition of Common Stock for treasury





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                            ATTACHMENT TO FORM 10-C

                           REPUBLIC INDUSTRIES, INC.
                   SCHEDULE OF CHANGES IN SHARES OUTSTANDING

         DATE           NUMBER OF SHARES    METHOD AND DESCRIPTION OF TRANSACTION
     ------------       ----------------    ------------------------------------------------------------------
 December 31, 1994               (28,993)   Acquisition of Common Stock pursuant to an indemnification agreement

 February 10, 1995               (40,000)   Acquisition of Common Stock for treasury

 May 5, 1995                     (25,000)   Acquisition of Common Stock for treasury

 May 25, 1995                      34,375   Issuance of additional Common Stock in connection with the acquisition of the outstanding stock of Cleveland Container
                                            Service, Inc.

 June 1995                         28,400   Exercises of option/warrant to purchase Common Stock

 July 1995                        491,300   Exercises of option/warrant to purchase Common Stock

 July 24, 1995                  5,400,000   Private placement of Common Stock

 August 1995                      398,650   Exercises of option/warrant to purchase Common Stock

 August 3, 1995                10,350,000   Private placement of Common Stock

 August 3, 1995                 7,200,000   Acquisition of the outstanding stock of Hudson Management
                                            Corporation

 August 3, 1995                   800,000   Acquisition of the outstanding stock of Envirocycle Inc.

 August 28, 1995                1,090,000   Acquisition of the outstanding stock of Kertz Security Systems,
                                            Inc. and Kertz Security Systems II, Inc.

 September 1995                   107,600   Exercises of option/warrant to purchase Common Stock

 September 7, 1995              5,000,000   Private placement of Common Stock

 October 3, 1995                  138,450   Acquisition of the outstanding stock of Reliable Sanitation, Inc.

 October 11, 1995               1,500,000   Acquisition of the outstanding stock of United Waste Service, Inc.

 October 17, 1995               2,600,000   Acquisition of the outstanding stock of Southland Environmental
                                            Systems, Inc.

 October 24, 1995                  69,120   Acquisition of the assets of Bee Safe Alarm Systems, Inc.

 October 26, 1995                  49,274   Acquisition of the outstanding stock of Absolute Systems, Inc.

 October 26, 1995                 125,174   Acquisition of the outstanding stock of Assured Security Company

 November 1995                    284,000   Exercises of option/warrant to purchase Common Stock

 November 20, 1995                 22,364   Acquisition of the assets of Alarm Plus, Inc.

 November 30, 1995              5,256,055   Acquisition of the outstanding stock of J.C. Duncan Company, Inc.
                                            and affiliated companies

 November 30, 1995              3,111,111   Acquisition of the outstanding stock of Fennell Container Company,
                                            Inc. and related companies

 November 30, 1995              1,567,818   Acquisition of the outstanding stock of Cana First Corporation
                                            d/b/a Scott Security Systems and affiliated companies

 November 30, 1995              3,003,000   Acquisition of the outstanding stock of Garbage Disposal Service,
                                            Inc.

 December 1, 1995                  50,000   Exercise of warrant to purchase Common Stock

 December 4, 1995                   5,000   Exercise of option to purchase Common Stock
                               ----------

 December 4, 1995              75,802,422   Shares Outstanding
                               ==========





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